SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

NIRE 53300000859

MINUTES OF THE HUNDRED SEVENTY-SECOND EXTRAORDINARY GENERAL

MEETING, HELD ON SEPTEMBER 24, 2018

1. DATE, TIME AND PLACE: Held on September 24th, 2018, at 2 pm, at the Company's headquarters, located in Setor Comercial Norte - SCN, Quadra 06, Conjunto A, Bloco A, 6º andar - Ed. Venâncio 3000, Asa Norte, Brasília, DF, CEP 70716-900.

2. CALL NOTICE: The call notice of meeting was published, pursuant to article 124 of Law 6.404/1976, of December 15th, 1976, ("Law of Corporations"), in the Official Federal Gazette and in o Globo; Correio Braziliense and Valor Econômico newspapers, on 08.24.2018, 08.27.2018 and 08.28.2018.

3. PUBLICATIONS AND RELEASES: In addition to the above provision, the notice of meeting and the Management Proposal have also been published and disclosed in the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas) and of the Comissão de Valores Mobiliários - CVM (www.cvm.gov.br).

4. ATTENDANCE: The shareholders representing 1,063,109,795 total shares, corresponding to 78.6% (seventy-eight point six percent) of the voting Company were in attendance, taking into account those physically present or represented in the meeting, pursuant to the terms of the applicable legislation, as per signatures included in page 82 of the Shareholders' Attendance Book no. 04, including the Federal Government representative, Dr. LUIZ FREDERICO DE BESSA FLEURY, accredited by Directive of the National Treasury Attorney's Office no. 128, of March 12, 2018, published in the DOU of 03.14.2018, and those who submit a valid voting Ballot. Such quorum for the holding meets the minimum of 1/4 (one fourth) of the voting capital, as provided for by article 125 of Law 6.404/1976, to deliberate on the items of the agenda. Also in attendance, for the purpose of clarifications and support to the support to the table, were André de Avellar Torres, Manager of Legal Controllership and Strategic Cases; Francisco de Assis Duarte de Lima, Investor Relations Manager; and Marcos Barreto Pinho, Investments Management Manager. The attendance of Eletrobras' Tax Advisor, EDUARDO COUTINHO GUERRA, is also registered.

5. CHAIR: As per article 17, § 8, of the Corporate Bylaws, the Chief Financial and Investor Relations Officer, ARMANDO CASADO DE ARAUJO, presided over the meeting, replacing Eletrobras' CEO, WILSON FERREIRA JUNIOR, in compliance with Resolution of Eletrobras' Executive Board no. 646/2018, of 09.17.2018, and CLAUDIA LEITE TEIXEIRA CASIUCH served as secretary.

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6. AGENDA: 1. Approve the sale of Eletrobras' entire equity interest in the Special Purpose Company Santa Vitória do Palmar Holding S.A., equivalent to 78.00% (seventy-eight percent) of the share capital of such company, for the minimum price of R$ 634,564 thousand, provided that private partner Brave Winds Geradora S.A. conducts a tag sale in the auction at B3 S.A. - Brasil, Bolsa, Balcão; 2. Approve the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Hermenegildo I S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 43,374 thousand; 3. Approve the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Hermenegildo II S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 43,833 thousand; 4. Approve the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Hermenegildo III S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 18,877 thousand; 5. Approve the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Chuí IX S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 12,688 thousand; and 6. Approve the sale of Eletrobras' entire equity interest in the Special Purpose Company Uirapuru Transmissora de Energia S.A. equivalent to 75.00% (seventy-five percent) of the share capital of such company, for the minimum price of R$ 87,100 thousand.

7. RESOLUTIONS: Upon the holding of the Meeting, and waiver of the reading of documents and proposals, the shareholders in attendance approved the drafting of the minutes as a summary of the happenings, including dissents and protests, containing only the transcriptions of the resolutions made, pursuant to paragraph one of article 130 of Law 6.404/1976. Accordingly, after examination and discussion of the matters on the agenda, in accordance with the notice of meeting, the shareholders deliberated on the following, under the terms of the attached voting chart:

7.1. Approve, by a majority of the votes, with 1,063,063,899 votes in favor the sale of Eletrobras' entire equity interest in the Special Purpose Company Santa Vitória do Palmar Holding S.A., equivalent to 78.00% (seventy-eight percent) of the share capital of such company, for the minimum price of R$ 634,564 thousand, provided that private partner Brave Winds Geradora S.A. conducts a tag sale in the auction at B3 S.A. - Brasil, Bolsa, Balcão, there being 41,248 votes against the proposal;

7.2. Approve, by a majority of the votes, with 1,063.063,399 votes in favor, the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Hermenegildo I S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 43,374 thousand, there being 41,748 votes against the proposal;

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7.3. Approve, by a majority of the votes, with 1,063.063,399 votes in favor, the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Hermenegildo II S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 43,833 thousand, there being 41,745 votes against the proposal;

7.4. Approve, by a majority of the votes, with 1,063.063,352 votes in favor, the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Hermenegildo III S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 18,877 thousand, there being 41,795 votes against the proposal;

7.5. Approve, by a majority of the votes, with 1,063.063,346 votes in favor, the sale of Eletrobras' entire equity interest in the Special Purpose Company Eólica Chuí IX S.A. equivalent to 99.99% (ninety-nine point ninety-nine percent) of the share capital of such company, for the minimum price of R$ 12,688 thousand, there being 41,798 votes against the proposal;

7.6. Approve, by a majority of the votes, with 1,063.063,349 votes in favor, the sale of Eletrobras' entire equity interest in the Special Purpose Company Uirapuru Transmissora de Energia S.A. equivalent to 75.00% (seventy-five percent) of the share capital of such company, for the minimum price of R$ 87,100 thousand, there being 41,795 votes against the proposal;

7.7. Mention that Banclass Fundo de Investimentos em Ações and Fundo de Investimento em Ações Dinâmica Energia voted in favor of the approval of every item in the agenda, according to vote attached to these minutes, understanding that all costs resulting from the operations approved in this General Meeting shall not be borne by Eletrobras, but its majority shareholder, the Federal Government.

7.8. Mention that BNDESPAR and BNDES voted in favor of the proposal, recommending, in view of the risks indicated, that the Company's Management makes sure, at each step of the process, of the feasibility of the disposals, as appropriate.

7.9. Mention that this General Meeting started at 2h15 PM, holding for the representative of Eletrobras Employees Association - AEEL, who filed a power of attorney in advance.

7.10. Mention that AEEL's representative submitted grounds of the vote to this General Meeting, which is attached to these minutes, and voted against the 6 (six) items in the agenda. The representative added that, since these were assets of Eletrobras, some under majority control, they should wait for the final decision of the Supreme Federal Court, as well as questioned regarding the prices at which such equity interests are being offered. She also referred to Law no. 9.491/1997, which establishes the bureaucratic procedures for such operations.

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8. CLOSING STATEMENT: There being no further business, the Chairman declared the Meeting adjourned for the time necessary to draft these minutes, as a summary of the happenings. Upon the reopening of the meeting, the minutes were read and, after approved, were signed by those in attendance.

Brasília, September 24, 2018.

ARMANDO CASADO DE ARAÚJO	LUIZ FREDERICO DE BESSA FLEURY
Chairman	Representing the Federal Government

RAMOM DANTAS ROTTA	FABÍOLA LATINO ANTEZANA
Representing BNDES and BNDESPAR	Representing AEEL - Eletrobras Employees
Association

IAN DOS SANTOS O. MILHOMEN

Representing:

BRADESCO/CITIBANK, N.A. - DEPOSITARY RECEIPT SERVICES.

RODRIGO DE MESQUITA PEREIRA

Representing:

BANCLASS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; PINEHURST PARTNERS, L.P.; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; FORSTA AP-FONDEN; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS PENSION SCHEME; MISSOURI EDUCATION PENSION TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SERIES VANGUARD STAR FUNDS; RBC EMERGING MARKETS DIVIDEND FUND; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; JNL/BLACKROCK GLOBAL ALLOCATION FUND; UTILICO EMERGING MARKETS TRUST PLC.

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REMOTE VOTERS

BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING MARKETS EQUITY POOL; STATE OF IND PUBLIC EMPL RET FUND; STATE ST B AND T C INV F F T E RETIR PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; INVESCO GLOBAL AGRICULTURE ETF; BLAKROCK GLOBAL ALLOCATION FUND INC; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; SANFORD C.BERNSTEIN FUND, INC.; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; VKF INVESTMENTS LTD; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; WM POOL -GLOBAL EQUITIESTRUST N 6; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC; BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC; NEW ZEALAND SUPERANNUATION FUND; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); WHEELS COMMON INVESTMENT FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; STATE STREET C S JERSEY L T O T COSM I F; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; CHEVRON MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; DUNHAM INTERNATIONAL STOCK FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND; GMI INVESTMENT TRUST; ISHARES PUBLIC LIMITED COMPANY; BLACKROCK GLOBAL ALLOCATION FUND (AUST); NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; BLACKROCK GLOBAL FUNDS-GLOBAL DYNAMIC EQUITY FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; PARAMETRIC EMERGING MARKETS FUND; GARD COMMON CONTRACTUAL FUND; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; GMO TRUST ON BEHALF O GMO TAX M I E FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; FUTURE FUND BOARD OF GUARDIANS; NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT

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MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; STICHTING PENSIOENFONDS UWV; LEGAL GENERAL INTERNATIONAL INDEX TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; CITY OF EDMONTON EQUITY UNIT TRUST; PICTET GLOBAL SELECTION FUND - G G M FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET EMFIII; XEROX CORPORATION RETIREMENT SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; TRUST CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE; BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND; COMMONWEALTH EMERGING MARKETS FUND 6; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; CF DV EMERGING MARKETS STOCK INDEX FUND; CANADIAN CHRISTIAN SCHOOL PENSION TRUST FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; SSGA SPDR ETFS EUROPE I PLC; EUROPEAN CENTRAL BANK; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; RUSSELL EMERGING MARKETS EQUITY FUND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); AZL BLACKROCK GLOBAL ALLOCATION FUND; MERCER QIF FUND PLC; K INVESTMENTS SH LIMITED; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; ASCENSION ALPHA FUND, LLC; EMERGING MARKETS OPPORTUNITIES LR FUND; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST -A I ALL-C P S; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND; EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC; NUVEST REAL RETURN MASTER FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN

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COMMON TR F; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; PANAGORA DIVERSIFIED ARBITRAGE MASTER FUND, LTD.; INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; 3G RADAR MASTER FIA; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; MALIKO INVESTMENTS LLC; STATE STREET IRELAND UNIT TRUST; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; KOPERNIK GLOBAL ALL CAP FUND; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; INTERVENTURE EQUITY INVESTMENTS LIMITED; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; MDPIM EMERGING MARKETS EQUITY POOL; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; NORMANDIE MASTER FUNDO DE INVESTIMENTO EM ACOES; POOL REINSURANCE COMPANY LIMITED; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; KOPERNIK INTERNATIONAL FUND; 7IM EMERGING MARKETS EQUITY VALUE FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; GIVI GLOBAL EQUITY FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA E FUND LIMITED; CATHOLIC ENDOWMENT FUND, LP; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; FSS EMERGING MARKET EQUITY TRUST; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; LEGAL GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; BANCHORY LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI

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EMERGING MARKETS EX CHINA ETF; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; HELONA INVESTMENTS LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; XINGO FIA; OPPENHEIMER EMERGING MARKETS ULTRA DIVIDEND REVENU; USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MANUKA INVESTMENTS LLC; RBC EMERGING MARKETS VALUE EQUITY FUND; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; TJ-NONQUALIFIED, LLC; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA; CITIPREVI - CITI 200 ANOS - FIM; VOTORANTIM FI EQUITY HEDGE MULTIMERCADO; FUNDO DE INVESTIMENTO EM ACOES BRILHANTE; VOTORANTIM FI EQUITY PREV EM ACOES; VOTORANTIM TOP ACOES MULTI ESTILOS FI; SILVIO TINI DE ARAUJO; BONSUCEX HOLDING S.A.

CLÁUDIA LEITE TEIXEIRA CASIUCH

Secretary

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Brasília, 24 de setembro de 2018

À

CENTRAIS ELETRICAS BRASILEIRAS S/A. - ELETROBRAS

Att. Sr. Presidente da Assembleia Geral Extraordinária

Ref.: Manifestação de Voto

SENHOR PRESIDENTE,

BANCLASS FUNDO DE INVESTIMENTOS EM AÇÕES ("Banclass") e **FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA ("Fia Dinâmica")**,por seu procurador e na qualidade de acionistas de **CENTRAIS ELETRICAS BRASILEIRAS S/A. - ELETROBRAS** ("Companhia"), vêm perante essa r. Assembleia Geral, apresentar sua manifestação de voto, conforme segue:

1. Os acionistas votam favoravelmente em relação à aprovação de todos os itens da ordem do dia, fazendo, porém, expressamente consignar o seu entendimento de que todos que os encargos decorrentes das operações aprovadas nesta AGE não devem ser suportados pela Companhia, mas sim por seu acionista majoritário, qual seja a União Federal.

2. Sendo esta a sua manifestação de voto, apresenta a mesma perante essa r. mesa diretora para que, recebida e autenticada, integre na qualidade de anexo, a ata a ser lavrada.

BANCO CLÁSSICO S/A

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Brasília, 24 de setembro de 2018.

FUNDAMENTAÇÃO DE VOTO NA 172ª ASSEMBLEIA GERAL EXTRAORDINÁRIA DE ACIONISTAS DAS CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

Senhores Diretores da Eletrobrás,

Senhores Acionistas,

ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRÁS - AEEL, associação sem fins lucrativos fundada em 13 de abril de 1983, inscrita no CNPJ sob o nº 28.015.840/0001-47, com endereço a Avenida Presidente Vargas nº 509, 22º andar, Centro, Rio de Janeiro/RJ, CEP 20.071-003, na qualidade de detentora de ações das Centrais Elétricas Brasileiras S/A -Eletrobrás, dirige-se à Diretoria e Assembleia de Acionistas da Eletrobrás reunida nesta data, para **registrar formalmente as razões pelas quais REJEITA as propostas da Diretoria da Eletrobrás**.

I. BREVE SÍNTESE DA OPERAÇÃO SOB EXAME

1. Por meio de sua Diretoria, a Eletrobrás convocou esta Assembleia Geral Extraordinária de Acionistas para deliberar proposta de venda da participação da ELETROBRAS e suas controladas 71 (setenta e uma) em sociedades de propósito específico (SPE). A alienação já está prevista no Edital do Leilão Eletrobras n.º 1/2018, cuja sessão pública está prevista para o dia **27/09/2018.**

2. Da totalidade das SPEs previstas no Leilão para serem alienadas, 48 (quarenta e oito) delas estão em situação irregular, não sendo passíveis de

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alienação enquanto a Administração Pública não proceder a sua regularização. O fato é que **as sociedades de propósitos específicos que compõem os grupos A; B e J[1] não se enquadram como SPEs, pois todas possuem a participação acionária da Administração Pública em percentuais superiores a 50%,** ou seja, todas são controladas pela Administração Pública, ao contrário do que determina a Lei nº 11,079/2004, que regula este tipo de sociedade.

3. A dimensão, complexidade e impacto que essa operação de desestatização impõe a adoção de cuidados especiais, a fim de assegurar que as decisões que venham a ser adotadas por seus administradores na assembleia próxima resguardem a comutatividade necessária para a preservação dos interesses dos acionistas, e também do próprio acionista controlador, que, atuando contra o interesse público, pretende vender as SPE por preço muito abaixo do mercado, como se passa a demonstrar.

II. A ALIENAÇÃO EXIGE PRÉVIA AUTORIZAÇÃO LEGISLATIVA

4. De início, cabe destacar que o Edital do Leilão Eletrobras nº 1/2018 dá continuidade ao processo de privatização da ELETROBRAS. Isso porque tal edital tem por objeto o acompanhamento da sistemática de desinvestimento da ELETROBRAS, mais especificamente, a alienação da participação detida pela Companhia e suas Controladas em 71 (setenta e uma) SPE's. Cabe destacar, ainda, o fato de que o Edital do Leilão da Eletrobras nº 1/2018 tem a finalidade de tornar as CENTRAIS ELÉTRICAS BRASILEIRAS S.A. mais atraentes aos possíveis futuros compradores da sociedade de economia mista.

[1] Grupo A composto composto pela empresa Santa Vitória do Palmar Holding S.A.; Grupo B composto pelas empresas: Eólica Hemenergildo I S.A., Eólica Hemenergildo II S.A., Eólica Hemenergildo III S.A., e Epólica Chuí IX; Grupo J composto pelas empresas: Uirapuru Transmissora de Energia S.A.

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5. No entanto, não há lei que autorize a desestatização da ELETROBRAS.

6. O *caput* do art. 173 da Constituição permite a exploração direta da atividade econômica pelo Estado "*quando necessária aos imperativos da segurança nacional ou a relevante interesse coletivo*", "*conforme definidos em lei*". Tendo em vista a natureza específica da intervenção fundada no *caput* do artigo 173 da Constituição Federal, impõe-se que sua autorização seja adequadamente avaliada e discutida pelo legislador, com base nos parâmetros normativos previstos na Constituição Federal. Para proceder à intervenção direta do Estado no domínio econômico, a Constituição Federal prevê a possibilidade de criação de empresas públicas e sociedades de economia mista. Exige, porém, que a criação se dê por meio de Lei. A exigência de autorização legal para a criação de sociedade de economia mista decorre diretamente do art. 37, inciso XIX, da Constituição Federal:

> *Art. 37. A administração pública direta e indireta de qualquer dos Poderes da União, dos Estados, do Distrito Federal e dos Municípios obedecerá aos princípios de legalidade, impessoalidade, moralidade, publicidade e eficiência e, também, ao seguinte:*
>
> *[...]*
>
> *XIX –somente por lei específica poderá ser criada autarquia e autorizada a instituição de empresa pública, de sociedade de economia mista e de fundação, cabendo à lei complementar, neste último caso, definir as áreas de sua atuação;*

7. Se o Estado, por meio de lei formal, entendeu ser caso de intervenção para atender aos imperativos de segurança nacional ou a relevante interesse coletivo, nos termos do art. 173, *caput*, da Constituição Federal, não

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pode a Administração Pública, por decisão exclusiva, decidir que a intervenção não se justifica. Essa compreensão se baseia no consolidado *princípio* do *paralelismo das formas*. Na dicção de PAULO BONAVIDES, o princípio do paralelismo das formas sugere que "*um ato jurídico só se modificará mediante o emprego de formas idênticas àquelas para elaborá-lo*"[2].

8. A instituição de sociedade de economia mista, na forma expressamente preconizada pelo inciso XIX do art. 37 da Constituição Federal, só pode ser autorizada mediante a edição de lei. Da mesma forma, **a desconstituição ou extinção das sociedades de economia mista deverá ser expressamente veiculada em lei**, bem como os atos evidentemente preparatórios à desestatização, ficando defeso às normas infra legais disporem sobre matéria de estrita competência da legislação ordinária.

9. Ora, o Edital de Leilão Eletrobras nº 1/2018, ato concreto da administração, dá continuidade ao processo de privatização da ELETROBRAS, uma vez que pretende tornar o cenário atrativo aos futuros compradores, sem, contudo, exista lei que autorize a sua desestatização. A previsão contida no Decreto nº 9.351/18 não supre a exigência de norma legal de que trata o artigo 37, inciso XIX.

10. A reserva de lei em sentido formal prevista na Constituição para autorizar a criação de sociedades de economia mista (art. 37, XIX) é justificada pela necessidade de que o Poder Legislativo delibere sobre o atendimento dos requisitos que autorizam a intervenção do Estado no domínio econômico (*imperativos de segurança nacional* ou a *relevante interesse coletivo*), nos termos do art. 173, *caput*, da Constituição Federal. A reserva de lei a que se refere a Constituição, no inciso XIX do art. 37, qualifica-se como *absoluta* (ou reserva de

---

[2] BONAVIDES, Paulo. Curso de Direito Constitucional, 18ª edição, Malheiros editores, são Paulo, 2006, p. 206.

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lei em *sentido estrito*), não sendo possível, no que concerne a essa matéria, que a decisão parlamentar seja substituída por atos do Poder Executivo[3]. A necessidade de autorização legislativa para a desconstituição de sociedade de economia mista consubstancia *reserva legal qualificada*: se a Constituição Federal reservou à lei específica a criação da sociedade de economia mista, somente lei específica poderia desconstituí-la. O Ministro Sepúlveda Pertence, no voto proferido no julgamento da ADI 234/RJ, esclarece o ponto:

> *Exatamente porque, concebido como instrumentos da política econômica do Estado agente econômico, devessem surgir do juízo político sobre a concorrência dos pressupostos do art. 173, o art. 37, XIX, reclamou lei específica para a criação de empresa pública e da sociedade de economia mista.*
>
> *Na interpretação de qualquer texto normativo, mormente do texto constitucional, é impossível admitir a hermenêutica que, de um lado afirma uma exigência e de outro permite que essa exigência seja fraudada: reservar à lei a criação da sociedade de economia mista ou da empresa pública e consequentemente exigir a participação do Legislativo no juízo da existência do interesse público, na intervenção ativa do Estado em determinado setor da economia e, não obstante, permitir que no dia seguinte, o Governador – imagine-se a hipótese do veto do governador à lei de criação de sociedade de economia mista, rejeitado pela Assembleia – possa o Governador, livremente, alienar o controle dessa sociedade de economia mista é absurdo que não ouso atribuir à Constituição.*[4]

11. Somente o Poder Legislativo, na dicção da Constituição, está autorizado a deliberar sobre se estão presentes os requisitos que autorizam a entrada do Estado no campo das atividades econômicas. E quem é competente para deliberar se os requisitos estão presentes no momento da criação da

[3] STF, HC 85060, Relator Min. Eros Grau, Primeira Turma, j. em 23/09/2008.

[4] STF, ADI 234, Relator Min. Néri Silveira, Tribunal Pleno, j. em 22/06/1995.

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sociedade de economia mista é também competente para decidir sobre se tais requisitos permanecem ou não presentes, determinando a permanência ou a retirada do estado do setor da economia em que atua. A **decisão sobre a desestatização da sociedade de economia mista compreende deliberação que incide sobre o mesmo objeto da decisão que autorizou a criação dessas empresas.** O respeito ao *princípio do paralelismo das formas* não se revela mera exigência formalista, mas constitui o meio necessário à preservação de competência privativamente reservada ao legislador pela Constituição Federal.

12. Essa compreensão foi acolhida pelo Supremo Tribunal Federal no julgamento da ADI 234/RJ. Nesse precedente, o STF condicionou as alienações à autorização legislativa, por lei em sentido formal, quando a venda importar em *perda do controle acionário* por parte do Estado:

> *Ação direta de inconstitucionalidade. Constituição do Estado do Rio de Janeiro, art. 69 e parágrafo único, e art. 99, inciso XXXIII. Alienação, pelo Estado, de ações de sociedade de economia mista.*
>
> *2. Segundo os dispositivos impugnados, as ações de sociedades de economia mista do Estado do Rio de Janeiro não poderão ser alienadas a qualquer título, sem autorização legislativa. Mesmo com autorização legislativa, as ações com direito a voto das sociedades aludidas só poderão ser alienadas, sem prejuízo de manter o Estado, o controle acionário de 51% (cinquenta e um por cento), competindo, em qualquer hipótese, privativamente, a Assembleia Legislativa, sem participação, portanto, do Governador, autorizar a criação, fusão ou extinção de empresas públicas ou de economia mista bem como o controle acionário de empresas particulares pelo Estado.*
>
> *3. O art. 69, "caput", da Constituição fluminense, ao exigir autorização legislativa para a alienação de ações das sociedades de economia mista, e constitucional, desde que se lhe confira interpretação conforme a qual não poderão ser alienadas, sem*

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autorização legislativa, as ações de sociedades de economia mista que importem, para o Estado, a perda do controle do poder acionário. Isso significa que a autorização, por via de lei, há de ocorrer quando a alienação das ações implique transferência pelo Estado de direitos que lhe assegurem preponderância nas deliberações sociais. A referida alienação de ações deve ser, no caso, compreendida na perspectiva do controle acionário da sociedade de economia mista, pois é tal posição que garante a pessoa administrativa a preponderância nas de liberações sociais e marca a natureza da entidade.

4. Alienação de ações em sociedade de economia mista e o "processo de privatização de bens públicos". Lei federal n. 8031, de 12.4.1990, que criou o Programa Nacional de Desestatização. Observa-se, pela norma do art. 2., parágrafo 1., da lei n. 8031/1990, a correlação entre as noções de "privatização" e de "alienação pelo Poder Público de direitos concernentes ao controle acionário das sociedades de economia mista", que lhe assegurem preponderância nas deliberações sociais.

5. Quando se pretende sujeitar a autorização legislativa a alienação de ações em sociedade de economia mista. Importa ter presente que isto só se faz indispensável, se efetivamente, da operação, resultar para o Estado a perda do controle acionário da entidade. Nesses limites, de tal modo, é que cumpre ter a validade da exigência de autorização legislativa prevista no art. 69 "caput", da Constituição fluminense.

6. Julga-se, destarte, em parte, procedente, no ponto, a ação, para que se tenha como constitucional, apenas, essa interpretação do art. 69, "caput", não sendo de exigir-se autorização legislativa se a alienação de ações não importar perda do controle acionário da sociedade de economia mista, pelo Estado.

7. É inconstitucional o parágrafo único do art. 69 da Constituição do Estado do Rio de Janeiro ao estipular que " as ações com direito a voto das sociedades de economia mista só poderão ser alienadas, desde que mantido o controle acionário, representado por 51% (cinquenta e um por cento) das ações". Constituição

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Federal, arts. 170,173 e parágrafos, e 174. Não é possível deixar de interpretar o sistema da Constituição Federal sobre a matéria em exame em conformidade com a natureza das atividades econômicas e, assim, com o dinamismo que lhes é inerente e a possibilidade de aconselhar periódicas mudanças nas formas de sua execução, notadamente quando revelam intervenção do Estado. O juízo de conveniência, quanto a permanecer o Estado na exploração de certa atividade econômica, com a utilização da forma da empresa pública ou da sociedade de economia mista, há de concretizar-se em cada tempo e avista do relevante interesse coletivo ou de imperativos da segurança nacional. Não será. Destarte, admissível, no sistema da Constituição Federal que norma de Constituição estadual proíba, no Estado-membro, possa este reordenar, no âmbito da própria competência, sua posição na economia, transferindo à iniciativa privada atividades indevidas ou, desnecessariamente exploradas pelo setor público.

8. Não pode o constituinte estadual privar os Poderes Executivo e Legislativo do normal desempenho de suas atribuições institucionais, na linha do que estabelece a Constituição Federal, aplicável ao Estados-membros.

9. É também, inconstitucional o inciso XXXIII do art. 99 da Constituição fluminense, ao atribuir competência privativa a Assembleia Legislativa "para autorizar a criação, fusão ou extinção de empresas públicas ou de economia mista bem como o controle acionário de empresas particulares pelo Estado". Não cabe excluir o Governador do Estado do processo para a autorização legislativa destinada a alienar ações do Estado em sociedade de economia mista. Constituição Federal, arts. 37, XIX, 48, V, e 84, VI, combinados com os arts. 25 e 66.

10. Ação direta.de inconstitucionalidade julgada procedente, em parte, declarando-se a inconstitucionalidade do parágrafo único do art. 69 do inciso XXXIII.do art. 99, ambos da Constituição do Estado do Rio de Janeiro, bem assim para declarar parcialmente inconstitucional o art. 69, "caput", da mesma Constituição, quanto a todas as interpretações que não sejam a de considerar exigível a autorização legislativa somente quando a alienação de ações do

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Estado em sociedade de economia mista implique a perda de seu controle acionário.[5]

13. Mais recentemente, no ano de 2008, o Plenário do STF reafirmou esse entendimento ao julgar a ADI 1.348, da relatoria da Ministra Cármen Lúcia:

> *EMENTA: AÇÃO DIRETA DE INCONSTITUCIONALIDADE. ART. 364, CAPUT E PARÁGRAFO ÚNICO, DA CONSTITUIÇÃO DO RIO DE JANEIRO. NORMA QUE IMPEDE A ALIENAÇÃO DAS AÇÕES ORDINÁRIAS DO BANCO DO ESTADO DO RIO DE JANEIRO - BANERJ - E DETERMINA A ARRECADAÇÃO DE RECEITAS E OS PAGAMENTOS DE DÉBITOS DO ESTADO, EXCLUSIVAMANTE, PELO BANCO ESTADUAL.*
>
> *1. No julgamento da Ação Direta de Inconstitucionalidade n. 234/RJ, ao apreciar dispositivos da Constituição do Rio de Janeiro que vedavam a alienação de ações de sociedades de economia mista estaduais, o Supremo Tribunal Federal conferiu interpretação conforme à Constituição da República, no sentido de serem admitidas essas alienações, condicionando-as à autorização legislativa, por lei em sentido formal, tão-somente quando importarem em perda do controle acionário por parte do Estado. Naquela assentada, se decidiu também que o Chefe do Poder Executivo estadual não poderia ser privado da competência para dispor sobre a organização e o funcionamento da administração estadual.*
>
> *2. Conteúdo análogo das normas impugnadas nesta Ação; distinção apenas na vedação dirigida a uma sociedade de economia mista estadual específica, o Banco do Estado do Rio de Janeiro S/A - Banerj.*
>
> *3. Aperfeiçoado o processo de privatização do Banco do Estado do Rio de Janeiro S/A, na forma da Lei fluminense n. 2.470/1995 e dos Decretos ns. 21.993/1996, 22.731/1997 e 23.191/1997.*

[5] STF, ADI 234, Relator Min. Néri da Silveira, Tribunal Pleno, j. em 22/06/1995.

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Condução do processo segundo o que decidido pelo Plenário do Supremo Tribunal Federal. Medida Cautelar mantida.

4. Ação Direta de Inconstitucionalidade julgada procedente.

14. Em razão da jurisprudência do eg. STF e da patente contrariedade à Constituição Federal, em 27/06/2018 **o ilustre Ministro Ricardo Lewandowski deferiu liminar na ADI 5.624/DF, concedeu parcialmente medida cautelar para conferir interpretação conforme à Constituição Federal ao artigo 29, *caput*, XVIII, da Lei nº 13.303/2016, para impedir a venda de sociedades de economia mista e empresas públicas sem lei autorizadora em sentido estrito, bem como para impedir a alienação do controle acionário das empresas públicas e sociedades de economia mista sem o devido processo licitatório.** Transcreve-se a decisão:

> *Há, com efeito, uma crescente vaga de desestatizações que vem tomando corpo em todos os níveis da Federação, a qual, se levada a efeito sem a estrita observância do que dispõe a Constituição, poderá trazer prejuízos irreparáveis ao País.*
>
> *[...]*
>
> *Ocorre que, nos termos do art. 37, XIX, da CF, somente por lei específica poderá ser autorizada a instituição de empresa pública e de sociedade de economia mista. Ademais, prevê o texto constitucional que depende de autorização legislativa a criação das respectivas subsidiárias, assim como a participação de qualquer delas em empresa privada (art. 37, XX).*
>
> *Como se vê, a Carta de 1988 exige sempre a aquiescência do Poder Legislativo aos processos de criação de entidade governamental dessa espécie, ainda que tenha sido criada para explorar atividade econômica em sentido estrito.*
>
> *Assim, ao que parece, nesse exame preambular da matéria, não poderia o Estado abrir mão da exploração de determinada atividade econômica, expressamente autorizada por lei, sem a necessária participação do seu órgão de representação popular,*

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porque tal decisão não compete apenas ao Chefe do Poder Executivo.

[...]

A alienação de participação societária, inclusive de controle acionário, é forma clássica de privatização. A temática da alienação do controle acionário das sociedades de economia mista e da indispensabilidade da autorização legislativa não é nova nesta Corte. Com efeito, há farta jurisprudência no sentido da imprescindibilidade da autorização legislativa para transferência de poder de controle de sociedades de economia mista, como a ADI 1.703/SC, julgada em novembro de 2017, em que, por unanimidade, este Tribunal confirmou sua jurisprudência anterior neste mesmo sentido (...).

[...]

Por isso, tenho por indispensável a concessão da cautelar requerida, ad referendum do Plenário, para que, desde já, se confira interpretação conforme à Constituição ao art. 29, caput, XVIII, da Lei 13.303/2016, para afirmar que a venda de ações das empresas públicas, sociedades de economia mista ou de suas subsidiárias ou controladas exige prévia autorização legislativa, sempre que se cuide de alienar o controle acionário.

15. **A decisão cautelar proferida pelo Ministro Ricardo Lewandowski nas ADIs 5.264/DF, 5.846/DF e 5.924/MG, possui efeitos *erga omnis*** e, por isso, garante a suspensão da eficácia do art. 29, *caput*, XVIII, da Lei nº 13.303/2016, impossibilitando atos de venda de ações que excluam o controle acionário da UNIÃO sobre as suas sociedades de economia mista sem que haja autorização legislativa, de forma que os próprios atos preparatórios à privatização da Companhia restam obstaculizados.

16. A tese ora defendida, além de encontrar conforto na jurisprudência do colendo Supremo Tribunal Federal, corresponde, com precisão, à tradição legislativa brasileira. Não é demais lembrar que foi por meio de lei

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formal que o Congresso Nacional excluiu a ELETROBRAS do Plano Nacional de Desestatização. Com efeito, a Lei n. 10.848/2004, que dispõe sobre a comercialização de energia elétrica, previa no §1º do art. 31 que estavam *"excluídas do Plano Nacional de Desestatização -PND a empresa Centrais Elétricas Brasileiras S/A -ELETROBRÁS e suas controladas: Furnas Centrais Elétricas S/A, Companhia Hidro Elétrica do São Francisco -CHESF, Centrais Elétricas do Norte do Brasil -ELETRONORTE e Empresa Transmissora de Energia Elétrica do Sul S/A -ELETROSUL e a Companhia de Geração Térmica de Energia Elétrica –CGTEE".* A decisão política em sentido contrário também deve ser tomada por meio de lei, de forma que tanto o Decreto 9.351/18 quanto o Edital do Leilão n.º 2/2018-PPI/PND não têm aptidão para iniciar o procedimento de privatização da companhia.

17. Deve ter aplicação, ao presente caso, o princípio do paralelismo das formas que impõe a conclusão de que o ato jurídico de inclusão da ELETROBRAS no PND, e, consequentemente, a abertura de edital de licitação para promover a alienação da participação detida pela Companhia e suas Controladoras em 71 (setenta e uma) SPE's , ato que dá continuidade ao processo de desestatização da ELETROBRAS, que só poderia ser materializar mediante o emprego da lei formal.[6] Se a sociedade de economia mista teve sua criação autorizada por lei para cumprir determinada missão pública, surge como imperativo lógico que o mesmo requisito se mostre essencial no caso de alienação do respectivo controle acionário, sob pena de subtrair do "*órgão de representação popular o poder de julgar,*

[6] A propósito da exigência da autorização legislativa prevista no art. 37, incisos XIX e XX da Constituição Federal, Eros Roberto Grau anota: "*Os preceitos instrumentam o controle da expansão do Executivo pelo Legislativo. Não importam, em si, retenção dessa expansão; apenas impõem a participação do Legislativo no processo de decisão que se tome a respeito. Não se distinguem, neles, empresas estatais que exploram atividade econômica em sentido estrito – objeto específico de ordenação pelo art. 173 – daquelas que prestam serviço público. O controle que o Legislativo passa a exercitar quanto à conformação do 'tamanho' do Executivoé bastante amplo*" (GRAU, Eros Roberto. *A ordem econômica na Constituição de 1988*, 8. Ed. Ver. E atual. São Paulo: Malheiros Ed., 2003, p. 248)

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soberanamente, da conformidade ou não desse ato com o interesse público"[7] No caso da ELETROBRAS, é bom recordar que até mesmo as alterações no modo de realização do interesse público envolvendo o seu objeto de atuação sempre foram realizadas por meio de lei em sentido formal[8].

18. Nas informações prestadas no âmbito da ADI n. 5884 - por meio da qual se ataca a constitucionalidade da MP nº 814, a qual revogou a regra da Lei nº 10.848/2004, que excluía a Eletrobrás do PND –, a própria Advocacia-Geral da União reconheceu a necessidade de autorização legal para a desestatização da ELETROBRAS, *in verbis*:

> *Demais disso, no que concerne ao argumento do requerente no sentido de que seria imprescindível observar o* ***princípio da reserva legal*** *para desestatização da Eletrobras, a Consultoria Jurídica junto ao Ministério de Minas e Energia registra que a Medida Provisória n. 814, de 2017, foi apenas um passo inicial no processo de desestatização da Eletrobras:*
>
> *Não obstante, verificou-se a possibilidade de existência de opimoes jurídicas conflitantes quanto a essa abordagem, que poderiam atrasar o procedimento de democratização da Eletrobras, motivo pelo qual se decidiu incluir a prorrogação do referido dispositivo no texto da Medida Provisória nº 814, de 2017.*
>
> *Ressalte-se, porém, que a referida Medida Provisória não encerra, nem de longe, a consecução do planejamento de desestatização aqui tratado. O processo de democratização da Eletrobrás é o objeto de Projeto de Lei próprio, registrado sob o n. 9.463, de*

[7] COMPARATO, Fábio Konder. Sociedade de economia mista transformada em sociedade anônima ordinária – inconstitucionalidade, *Revista trimestral de direito público*, São Paulo, n. 25, jan./mar. 1999, p. 67.

[8] Com o advento do novo marco regulatório do setor elétrico introduzido pela Lei nº 10.848, de 7 de abril de 2004, que prevê a realização de leilões para precificar o fornecimento de energia elétrica no atacado, a atuação das empresas do grupo ELETROBRAS nesse certames tornou-se decisiva para assegurar patamares de preços mais baixos. Mais recentemente, a Lei nº 11.651, de 7 de abril de 2008, autorizou a ELETROBRAS a participar de outras sociedades, no Brasil ou exterior, que tenham por objeto a geração ou transmissão de energia elétrica.

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> *2018, o qual dispõe sobre a desestatização da referida companhia, altera as Leis n. 10.438, de 2002, n 9.991, de 2000, n. 5.899, de 1973, e dá outras providências. (....)*
>
> *Na casa legislativa, destarte, se desenvolverá toda a discussão democrática [sob] o tema em análise. Não se deu, com a edição da já referida Medida Provisória n. 814, de 2017, nenhum ato concreto de desestatização da Eletrobras.*

19. O art. 1º do Projeto de Lei n. 9.463, apresentado pelo Presidente da República ao Congresso Nacional, coincide em tudo com o conteúdo do Decreto 9.351/2018, que viabilizou a publicação do Edital do Leilão n.º2/2018-PPI/PND, ao dispor que *"A desestatização da Centrais Elétricas Brasileiras S.A. - Eletrobras se dará na forma da Lei no 9.491, de 9 de setembro de 1997, e obedecerá às regras e condições estabelecidas nesta Lei"*[9]. Foi o próprio Presidente da República que, em 22/01/2018 – ao apresentar o mencionado Projeto de Lei –, reconheceu que a inclusão da ELETROBRAS no PND dependia de autorização legislativa.

20. O princípio da boa-fé deve ser atendido também pela Administração Pública, e até com mais razão por ela, e o seu comportamento nas relações com os cidadãos pode ser controlado pela teoria dos atos próprios, que não lhe permite voltar sobre os próprios passos depois de estabelecer relações em cuja seriedade os cidadãos confiaram. Pois bem, a postura da Administração, no caso concreto, deve ser analisada na perspectiva da teoria dos atos próprios, enquadrando-se nas fórmulas jurídicas *venire contra factum próprio* e *tu quoque*, como consectários do princípio da boa-fé objetiva. Judith Martins-Costa explica a teoria dos atos próprios e seus desdobramentos nos seguintes termos, *verbis*:

---

[9] A íntegra do Projeto de Lei está disponível em: <http://www.camara.gov.br/proposicoesWeb/prop_mostrarintegra;jsessionid=665C935A08E26DDA60CF7502E095933A.proposicoesWebExterno1?codteor=1638088&filename=PL+9463/2018>. Acesso em: 06.06.2018.

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> *Este vem amparado na teoria dos atos próprios, segundo o qual se entende que ninguém é lícito fazer valer um direito em contradição com a sua anterior conduta interpretada objetivamente segundo a lei, segundo os bons costumes e a boa-fé, ou quando o exercício posterior se choque com a lei, os bons costumes e a boa-fé. O seu feito primordial é impedir que a parte que tenha violado deveres contratuais exija o cumprimento pela outra parte, ou valha-se do seu próprio incumprimento para beneficiar-se de disposição contratual ou legal. A teoria dos atos próprios desdobra-se em duas importantes vertentes. Numa direção vem particularizada doutrinariamente sob a denominação tuo quoque - pela natureza do sinalagma, surgindo como uma extensão da exceção de contrato não cumprido, uma vez traduzir a regra pela qual a pessoa que viola uma norma jurídica, legal ou contratual, não poderia, sem abuso, exercer a situação jurídica que essa mesma norma lhe tivesse atribuído. Na segunda direção, vem expressa pela máxima que proíbe venire contra factum proprium.*[10]

21. Ora, se a privatização não foi autorizada por meio de Lei, não há fundamento jurídico para que ocorra qualquer ato preparatório ou inicial por parte da Companhia, como modelar o procedimento de licitação SPES pertencentes à ELETROBRAS. Na esfera do direito público, como se sabe, o princípio da legalidade, fixado no *caput* do artigo 37 da Constituição federal, vincula *positivamente* o administrador ao que a lei estabelece. O Administrador só pode fazer o que a lei determina ou permite. Essa vinculação positiva à lei distingue a esfera da Administração Pública da esfera da vida privada. Nesta, os particulares podem agir desde que a lei não os proíba, nos termos do art. 5º, II, da Constituição Federal. A lei exerceria, nesse sentido, uma função *negativa* relativamente à conduta individual privada e uma *função positiva* no que concerne à Administração. O tema é enfrentado no seguinte aresto da Lavra do Ministro Luiz Fux: "*O ato*

[10] Judith Martins-Costa, A boa-fé no Direito Privado. São Paulo: Editora Revista dos Tribunais, 1999, p. 460-461.

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administrativo, no Estado democrático de Direito, está subordinado ao princípio da legalidade (CF/88, arts. 5º, II, 37, caput, 84, IV), o que equivale assentar que Administração só pode atuar de acordo com o que a lei determina"[11].

22. O Decreto 9.351/18 não tem o condão de legitimar atos preparatórios – como o Edital do Leilão Eletrobras nº 1/2018 – à pratica de uma operação que, enquanto não sobrevier autorização legislativa, é incompatível com o ordenamento jurídico. Tudo isso sugere a possibilidade iminente de que um grave dano ao erário seja produzido sem que as condições jurídicas exigidas para o início do processo de desestatização da ELETROBRAS tenham sido implementadas na ordem jurídica, de forma que o próprio Leilão da participação detida pela ELETROBRAS e suas Controladas em 71 (setenta e uma) SPE's não pode ser realizado.

III. ALIENAÇÃO DE SOCIEDADE DE PROPÓSITO ESPECÍFICO CUJA ADMINISTRAÇÃO PÚBLICA DETÉM A MAIORIA DO CONTROLE ACIONÁRIO – EXIGÊNCIA DE PRÉVIA AUTORIZAÇÃO LEGISLATIVA

48. Ao analisar o desinvestimento da Eletrobras sobre as Sociedades de Propósito Específico (SPE), o Plenário do TCU[12] aprovou a alienação, mas a condicionou a determinados requisitos, especialmente nas SPE nas quais a Eletrobras detém a maior parte da sociedade.

49. A questão e relevante, pois em parte substancial das SPE que se pretende alienar a Eletrobras possui mais da metade das cotas. Colaciona-se a

[11] STJ, REsp 584798/PE, rel. Ministro luiz Fux, Primeira Turma, julgamento 04/11/2004, DJ 06/12/2004, p. 2015.

[12] TCU RELATÓRIO DE ACOMPANHAMENTO (RACOM): 03198620170, Relator: AROLDO CEDRAZ, Data de Julgamento: 01/08/2018, Plenário. Fls. 9-10.

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tabela produzida pela ELETROBRAS em que é demonstrado as cotas de participação da Companhia nos três grupos, veja-se:

Lote	Empreendimentos	Participação Eletrobras	Nº de SPEs	UF
SPEs de Geração Eólica			22	
A	Santa Vitória do Palmar Holding S.A.	100%[13]	18	RS
B	Eólica Hermenegildo I S.A.	99,99%	4	
	Eólica Hermenegildo II S.A.	99,99%		
	Eólica Hermenegildo III S.A.	99,99%		
	Eólica Chuí IX S.A.	99,99%		
SPEs de Transmissão			1	
J	Uirapuru Transmissora de Energia S.A.	75,00%	1	PR
TOTAL			45	

50. Conforme se depreende da tabela produzida pela ELETROBRAS no Edital do Leilão nº 01/2018, as empresas citadas acima estão sob o controle da própria ELETROBRAS (a companhia possui, em todas essas, mais de 50% de participação), ou seja, sob o controle de uma Sociedade de Economia Mista, que, por óbvio, compõe a Administração Pública Indireta. Como se vê, é evidente, nos casos acima, onde há o controle acionário da Administração Pública, superior a

[13] A ELETROBRAS detém 78,00% e a Brave Winds Geradora S.A. detém 22,00%.

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50%, que as empresas relacionadas não podem se enquadrar no modelo de Sociedade de Propósito Específico (SPE), de modo que se quer poderiam fazer parte do objeto do Edital do Leilão nº 01/2018.

51. Ora, as SPE's são parcerias público-privadas, cuja criação está prevista no art. 9º da Lei nº 11.079/2004, desta junção, forma-se novas pessoas jurídicas com atuação específica, sendo essa diferença primordial entre uma SPE e um consórcio comum. No caso em análise, foram criadas empresas na forma de Sociedade de Propósito Específico (SPE), modelo de organização empresarial na qual uma empresa criou outra empresa limitada ou de sociedade anônima, que possuem um objetivo específico, com atividade restrita.

52. Cabe dizer que o *caput* do art. 173 da Constituição permite a exploração direta da atividade econômica pelo Estado "*quando necessária aos imperativos da segurança nacional ou a relevante interesse coletivo*", "*conforme definidos em lei*". Tendo em vista a natureza específica da intervenção fundada no *caput* do artigo 173 da Constituição Federal, impõe-se que a autorização para criação de Sociedades de Economia Mista e Empresas Públicas devem ser adequadamente avaliadas e discutidas pelo legislador, com base nos parâmetros normativos previstos na Constituição Federal. O principal ponto de flexibilização entre a criação desses institutos é a forma de participação da Administração Pública, sendo que há o controle majoritário estatal nas Sociedades de Economia Mistas e nas Empresas Públicas, mas **nas SPE's a sua atuação é de controladora minoritária**.

53. Por sua vez, a Lei que regula a licitação e contratação de parceria público-privada – Lei nº 11.079/2004, impôs, em seu artigo 9º, §4º[14], vedação

[14] Art. 9º Antes da celebração do contrato, deverá ser constituída sociedade de propósito específico, incumbida de implantar e gerir o objeto da parceria.
[...]
§ 4º **Fica vedado à Administração Pública ser titular da maioria do capital votante das sociedades de que trata este Capítulo.**

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específica à Administração Pública de forma que fosse impedida de praticar qualquer tipo de ingerência sob a sociedade, desconfigurando a como SPE.

54. Como se vê, nos casos apresentados, a Administração Pública não poderia ser titular da maioria do capital votante dessas sociedades, ou seja, não pode ter poder de controle sob essas empresas. Tal vedação possui a finalidade de manter as SPEs sob o controle da iniciativa privada para diferenciá-las das Sociedades de Economia Mista. A importância desta diferenciação se dá pela preservação dos princípios que regem Administração Pública, principalmente no que tange os princípios da transparência, da publicidade, da legalidade e da impessoalidade, responsáveis por separar o patrimônio público do privado, permitindo que a Coisa Pública seja gerida sem a finalidade de atender a interesses privados. Tudo isto corrobora com a intenção de se evitar a confusão entre patrimônio Público e Privado, finalidade primordial de um Estado Republicano.

55. Portanto, estando as SPEs em situação irregular que descaracteriza a função precípua da atividade dessas, não é possível que se permita sua alienação, pois, **da forma como estão constituídas, as empresas não podem ser consideradas SPE's, razão pela qual devem ser devidamente regularizadas antes de serem alienadas.** Ademais, cabe ressaltar que nas empresas Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo II S.A. e Eólica Chuí IX S.A., **a participação acionária da ELETROBRAS é de 99,99%**.

56. Portanto, tudo isso sugere a possibilidade iminente de que um grave dano ao erário seja produzido sem que as condições jurídicas exigidas para o início do processo de desestatização da ELETROBRAS tenham sido implementadas na ordem jurídica, de forma que o próprio Leilão da participação majoritária detida

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pela ELETROBRAS nas SPE's pertencentes aos Grupos: *A; B* e *J*[15], do Edital do Leilão da ELETROBRAS, não pode ser realizado, haja vista a irregularidade quanto ao controle da Administração Pública sobre as empresas.

IV. ALIENAÇÃO DE SOCIEDADE DE PROPÓSITO ESPECÍFICO POR PREÇO VIL

57. A AEEL opõe-se à venda das SPE também porque o valor mínimo estabelecido para arrematação é considerado como preço vil pela lei em vigor.

58. O Código de Processo Civil de 2015 estabeleceu critério objetivos de forma a se caracterizar o preço vil – valor equivalente a 50% da avaliação do bem.

> *Art. 891. Não será aceito lance que ofereça preço vil.*
>
> *Parágrafo único. Considera-se vil o preço inferior ao mínimo estipulado pelo juiz e constante do edital, e, não tendo sido fixado preço mínimo, considera-se vil o preço inferior a cinquenta por cento do valor da avaliação.*

59. Ao determinar a impossibilidade de alienação de bens penhorados por preço vil, o legislador buscou evitar que a alienação do bem penhorado resultasse em lesão ao executado, no caso o proprietário. Dessa maneira, em analogia a vedação expressa do CPC quanto à venda de bens penhorados por preço vil, é evidente que a previsão de lance mínimo das SPE's por valor inferior a 50% de seu preço real resultará inevitavelmente em prejuízo ao erário, pois a Administração Pública será lesada ao não obter sequer 50% dos valores investidos na criação dessas empresas.

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[15] Grupo A composto composto pela empresa Santa Vitória do Palmar Holding S.A.; Grupo B composto pelas empresas: Eólica Hemenergildo I S.A., Eólica Hemenergildo II S.A., Eólica Hemenergildo III S.A., e Epólica Chuí IX; Grupo J composto pelas empresas: Uirapuru Transmissora de Energia S.A.

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60. Feitas essas considerações, conforme documentos em anexo, é de fácil percepção o fato de que **as SPE's: HEMENERGILDO I, HEMENERGILDO II, HEMENERGILDO III e CHUÍ IX, estão sendo alienadas por preço vil, ou seja, por valores inferiores a 50% do investimento que criou essas empresas,** conforme demonstra a tabela abaixo:

Empresa	**Valor do investimento**	**Valor Mínimo no Leilão 01/2018**
Hemenergildo I	R$ 287,26 milhões[16]	R$ 43.444.902,22
Hemenergildo II	R$ 287,26 milhões[17]	R$ 43.904.652,54
Hemenergildo III	R$ 244,90 milhões[18]	R$ 18.907.857,69
Chuí IX	R$ 81,60 milhões[19]	R$ 12.708.740,71

61. As quatro empresas citadas compõem o lote B do Edital nº 01/2018 da ELETROBRAS, cujo valor mínimo está fixado em R$ 118.966.153,15 (cento e dezoito milhões, novecentos e sessenta e seis mil, cento e cinquenta e três reais e quinze centavos), portanto, não correspondendo sequer a 50% de qualquer das SPE's HEMENERGILDO I, II OU III, separadamente.

62. Ora, por meio desses dados, resta demonstrado o fato de que o referido edital prevê a venda das empresas por meio de leilão que determina lances mínimos inferiores à 50% do valor real dessas empresas, de forma a depreciar as próprias SPE's.

63. A jurisprudência consolidada do eg. STJ define como "preço vil" de um bem leiloado quando a arrematação não alcançar a metade do valor da avaliação. Tal entendimento já cristalizado pelo eg. STJ vem sendo replicado pelos

[16] Dos quais 56,2%, ou seja, R$ 161,48 milhões deverão ser financiados pelo BNDES, e 24,6%, ou R$ 70,606 milhões, através de debêntures de infraestrutura.
[17] Dos quais 52,8%, ou seja, R$ 151,78 milhões deverão ser financiados pelo BNDES, e 23,1%, ou R$ 66,26 milhões, através de debêntures de infraestrutura.
[18] Dos quais 52,1%, ou seja, R$ 127,75 milhões deverão ser financiados pelo BNDES, e 23%, ou R$ 56,22 milhões, através de debêntures de infraestrutura.
[19] Dos quais 51,37%, ou seja, R$ 41,92 milhões, deverão ser financiados pelo BNDES, e 26,5%, ou R$ 21,66 milhões, através de debêntures de infraestrutura.

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TRF's, em especial, colaciona-se *decisum* deste eg. Tribunal Regional Federal da 2ª Região (TRF2):

> PROCESSUAL CIVIL. AGRAVO INTERNO. AGRAVO EM RECURSO ESPECIAL. PREÇO MÍNIMO DE ARREMATAÇÃO. VALOR SUPERIOR A 50% DA AVALIAÇÃO DO BEM. PREÇO VIL. INEXISTÊNCIA.
> 1. **O STJ entende que está caracterizado o preço vil quando o valor da arrematação for inferior a 50% da avaliação do bem, o que não ocorre no caso, em que, até mesmo considerando a avaliação pretendida pelo agravante, o valor é superior a esse percentual.**
> 2. Agravo interno a que se nega provimento.[20]

> PROCESSO CIVIL E TRIBUTÁRIO. IMÓVEL LEVADO À LEILÃO. ARREMATAÇÃO IGUAL A 50% DO VALOR DE AVALIAÇÃO. PREÇO VIL. CONCEITO INDETERMINADO. PRECEDENTES DO STJ.
> 1. Não foi configurada a arrematação por preço vil, uma vez que o imóvel foi arrematado em segunda praça por valor igual a 50% do preço de avaliação do imóvel. **Embora não haja conceito legal de preço vil, em regra, o próprio STJ apenas considera vil o preço que não atinge 50% do valor de avaliação do bem.** Por sua vez, a presunção de que seria vil o valor inferior a 80% do valor de avaliação do bem, prevista no artigo 896 do CPC/15, aplica-se apenas aos imóveis de incapazes, por expressa previsão do dispositivo.
> 2. Agravo de instrumento a que se dá provimento. [21]

64. Portanto, permitir que a venda das SPE's pertencentes ao Grupo B do Edital 01/2018 da ELTROBRAS seja autorizada por lances iniciais inferiores a 50% do valor real dessas empresas gerará graves danos aos cofres públicos, pois os valores dos lances mínimos de cada SPE não corresponde sequer ao valor do financiamento obtido junto ao BNDES que permitiu a criação de cada uma dessas empresas.

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[20] AgInt no AREsp 891.393/RS, Rel. Ministra MARIA ISABEL GALLOTTI, QUARTA TURMA, julgado em 18/10/2016, DJe 21/10/2016

[21] TRF2 – Órgão julgador: 4ª TURMA ESPECIALIZADA. Data de decisão 29/11/2016. Data de disponibilização 12/12/2016. Relator MAURO LUIS ROCHA LOPES

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V. Desrespeito à autoridade da decisão do Tribunal de Contas da União

23. Por fim, na proposta de alienação a Eletrobras desconsidera a decisão tomada pelo Tribunal de Contas da União na data de 01/08/2018[22], porquanto não preencheu diversos requisitos determinados por aquele Tribunal para a realização da licitação para alienação da participação detida pela Eletrobras e suas Controladoras nas SPEs.

24. Vários foram os requisitos determinados pelo TCU para a realização da mencionada alienação da participação detida pela Eletrobras e suas Controladas em 71 (setenta e uma) SPE's, dos quais a ELETROBRAS não se desincumbiu de preencher ao publicar o edital cuja nulidade se pretende, situação que permanece até a presente data, *in verbis:*

> *ACORDAM os Ministros do Tribunal de Contas da União, reunidos em Sessão Plenária, ante as razões expostas pelo Relator, em:*
>
> *9.1. determinar à Centrais Elétricas Brasileiras S.A. (Eletrobras), com fundamento no art. 43, I, da Lei 8.443/92, c/c art. 250, II, do Regimento Interno do TCU, que:*
>
> *9.1.1**. antes da publicação do Edital do Leilão Eletrobras 001/2018:***
>
> *9.1.1.1. exija junto ao BTG as bases que fundamentam o cálculo dos parâmetros "Custo de capital próprio" e "Prêmio de risco em função do tamanho/liquidez" adotados em suas avaliações, ante a ausência de motivação técnica transparente para os valores apresentados pelo banco, buscando rastreabilidade aos fatores que compuseram sua avaliação;*

[22] Acórdão em anexo

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9.1.1.2. recalcule o valor do preço mínimo da Sociedades de Propósito Específico Manaus Transmissora de Energia S.A., considerando em sua avaliação o benefício fiscal da Sudam entre 2019 e 2028;

9.1.1.3. recalcule o valor do preço mínimo das Sociedades de Propósito Específicos Transmissora Matogrossense de Energia S.A e da Companhia Transleste de Transmissão de forma a considerar em sua avaliação o desconto de adimplência nos financiamentos das Empresas;

9.1.1.4. revise todas as avaliações de ativos de geração eólica de forma a corrigir falhas quanto ao investimento bruto utilizado no cálculo do overhaul, em especial das empresas Chuí Holding S.A., Santa Vitória do Palmar Holding S.A. e VamCruz I Participações S.A.;

9.1.1.5. demande ao seu consultor financeiro, o Banco BTG Pactual, que retifique sua avaliação considerando a taxa de financiamento correta dos financiamentos da Sociedades de Propósito Específico Brasventos Miassaba 3 Geradora de Energia S.A;

9.1.1.6. demande ao seu consultor financeiro, o Banco BTG Pactual, que retifique suas avaliações para considerar as datas corretas do fim do prazo de autorização para estabelecer-se como Produtor Independente de Energia e/ou dos prazos dos contratos vigentes de venda de energia das seguintes Sociedades de Propósito Específico: Pedra Branca S.A., São Pedro do Lago S.A., Sete Gameleiras S.A., Baraúnas I Energética S.A., Mussambê Energética S.A., Morro Branco I Energética S.A., e SPE Banda de Couro Energética S.A;

9.1.1.7. revise e compare todas as avaliações de todas as SPEs realizadas pela área interna Eletrobras e pelo consultor financeiro, a fim de corrigir, além das impropriedades apontadas pelo TCU nos itens acima, outras que porventura venham a ser encontradas, sejam elas erros formais ou premissas inadequadas;

9.1.1.8. demande ao seu consultor financeiro a alteração das avaliações econômico financeiras das SPEs de geração utilizando

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previsão própria de preço de energia de longo prazo, seja ela realizada pelo próprio consultor ou empresa contratada por este, desde que essa não seja a mesma contratada pela Eletrobras para o mesmo fim;

25. Ora, em razão da magnitude e complexidade do que fora determinado pelo TCU, é evidente que não haverá tempo hábil à realização de tais providências antes mesmo que seja realizada a Sessão Pública dos Leilões, que ocorrerá em 27/09/2018. Para se chegar a essa conclusão – de que a complexidade e extensão dos requisitos impostos pelo TCU como condições para a realização da alienação da participação da Eletrobras nas SPE's é incompatível com o prazo previsto no Edital publicado pela segunda Ré –, Vossa Excelência pode se valer, legitimamente, das máximas da experiência[23]. Isso porque, fazendo alusão a fatos de seu conhecimento pessoal, advindos de sua experiência de vida, poderá sopesá-los com aqueles extraídos dos autos, formando, assim, sua livre convicção[24].

26. Em síntese, o Edital do Leilão Eletrobras nº 1/2018, publicado pela ELETROBRAS, desrespeitou frontalmente a decisão plenária do TCU ao não se desincumbir – e nem se desincumbirá até a Sessão Pública dos Leilões, dada a complexidade e extensão dos trabalhos que lhe foram exigidos, das exigências que lhe foram impostas pelo TCU, como acima demonstrado.

[23] Para a "*confirmação da hipótese*", no quadro da inferência probatória, seja a da proposição formulada, seja a da proposição contrária, o juiz, quando não se trata da chamada "*prova legal*", se vale de "*conhecimentos*" hauridos no decorrer de sua vida, os chamados "*background knowledges*" do direito anglo-americano, a que correspondem, de modo geral, no sistema do *civil law*, as "máximas da experiência" ou "regras da experiência comum" (Michele Taruffo, "La prova nel processo civile", *in* "Trattato di Diritto Civile e Commerciale", Giuffrè, editor, 2012, p. 225 e seg.).

[24] STJ, RHC 6.190/SP, Rel. Ministro Anselmo Santiago, Sexta Turma, *in* DJ de 19.12.1997, p. 67533.

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VI. Conclusão

27. Como restou amplamente demonstrado, a venda das Sociedades de Propósito Específico acarretará em prejuízo patrimonial da própria empresa, com irreparável lesão aos seus acionistas minoritários, dentre os quais a AEEL, e que não encontra respaldo na legislação, nem na decisão do TCU sobre o tema.

28. Assim, com base nos parâmetros jurídico-normativos amplamente discutidos acima e no potencial prejuízo aos cofres públicos decorrentes do modelo de alienação proposto, a AEEL manifesta-se pela **REJEIÇÃO INTEGRAL** de todas as propostas sob deliberação nesta Assembleia Geral Extraordinária de Acionistas da Eletrobrás.

ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRÁS - AEEL
Representado por seus diretores

Eduardo Luiz Ferreira de Almeida

Emanuel Mendes Torres

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.